FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 2, 2022, announcing that Gilat Announces Launch of SkyEdge IV, Next Generation SATCOM Ground System, Aiming to Capture a Leading Position of the Multibillion-Dollar Emerging VHTS Market Opportunity.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 2, 2022	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Announces Launch of SkyEdge IV, Next Generation
SATCOM Ground System, Aiming to Capture a Leading
Position of the Multibillion-Dollar Emerging VHTS Market
Opportunity

SkyEdge IV is a scalable software-centric platform that will provide superior operational efficiencies and VSAT backward compatibility to preserve SkyEdge II-c customer investment

Petah Tikva, Israel, February 2, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today the launch of SkyEdge IV, a next generation satellite communication ground system, aiming to capture a leading position of the multibillion-dollar emerging VHTS market opportunity. SkyEdge IV will increase operational efficiencies due to scalable software centricity and provides VSAT backward compatibility to preserve SkyEdge II-c customer investment.

SkyEdge IV was built to lead the revolutionary Elastix-Era of satellite communication, where multi-orbit constellations and very high throughput satellites (VHTS) answer the demand for ubiquitous connectivity for fixed and mobility sites anywhere, answering the promise of the cloud, 5G, and IoT.

Gilat's SkyEdge IV is a multi-orbit, multi-service platform built to work in harmony with software defined satellites and support cloud software defined network (SDN) centric infrastructure. The platform is equipped with Elastix-TotalNMS to orchestrate network management for a unified network.

Furthermore, SkyEdge IV includes Aquarius, a family of ultra-high-performance VSATs reaching over 2Gbps total throughput. An Elastix-Access Scheme simultaneously supports any application, even in the most demanding and dynamic conditions. In addition, SkyEdge IV maintains backward compatibility to Gilat's renowned SkyEdge II-c VSATs.

"Gilat is bringing to market SkyEdge IV, an unprecedented deep-tech software-centric platform that will make the future multibillion-dollar VHTS market opportunity a reality," said Hagay Katz, Gilat’s Chief Product and Marketing Officer. "I am pleased to report that we have already secured significant orders for this leading platform."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com